February 11, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Heather Percival

Re:	OraSure Technologies, Inc.

Registration Statement on Form S-3 (File No. 333-228877)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OraSure Technologies, Inc., a Delaware corporation (the “Company”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-228877) (the “Registration Statement”), so that such Registration Statement may be declared effective at 4:30 p.m. (Eastern Time) on February 13, 2019 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (610) 882-1820, Ext. 1600, or Stephen Leitzell of Dechert LLP at (215) 994-2621, and that such effectiveness also be confirmed in writing.

Very truly yours,

OraSure Technologies, Inc.

By:	/s/ Jack E. Jerrett
Name:	Jack E. Jerrett
Title:	Senior Vice President, General Counsel and Secretary

cc:	Stephen Leitzell, Dechert LLP